UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

WATCHTOWER, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

94111A 106
(CUSIP Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94111A 106

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Sholom Drizin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	Sole Voting Power
8,000,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
8,000,000
	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,000,000 share of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)
64.52% of the issued and outstanding shares of common stock*

14.	Type of Reporting Person (See Instructions)
IN
*	Based 12,400,000 shares of the Issuer’s common stock outstanding as of April 30, 2009

Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Watchtower, Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 410 Park Avenue, 15th Floor, New York, New York 10022.

Item 2. Identity and Background

(a)  The name of the person filing this statement: Sholom Drizin (the "Reporting Person").

(b)  The business address of the Reporting Person is: Sholom Drizin, 100 Henry Street, Brooklyn, New York 11201.

(c)  The Reporting Person is a real estate investor.  The name, principal business, and address of the organization in which such employment is conducted are as follows:100 Henry Street, Brooklyn, New York 11201.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The reporting person is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The purchase price of $50,000 paid by the Reporting Person to Yisroel Guttfreund and Yechezkel Klohr for the purchase of an aggregate of 8,000,000 shares of common stock of the Issuer on April 30, 2009, was made from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

Pursuant to a Stock Purchase Agreement, dated April 30, 2009, by and among the Reporting Person, Yisroel Guttfreund and Yechezkel Klohr (the “Purchase Agreement”), the Reporting Person purchased 8,000,000 shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired a controlling interest of 64.52% of the issued and outstanding share capital of the Issuer.

The Reporting Person desired to acquire control of the Company and therefore acquired the shares representing control of the Company. Currently, the Reporting Person does not know exactly the course of business the Company will be engaged but as of the date of this filing has no present plans to acquire or dispose of any shares of the Company; sell any assets of the Issuer, make any (i) further changes in the present board of directors (other than those made as a result of the acquisition); (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s corporate structure or (iv) changes in its charter or bylaws; cause the shares of the Issuer to cease to be authorized to be quoted on the Over the Counter Bulletin Board.

Item 5. Interest in Securities of the Issuer

(a)  The Issuer has 12,400,000 issued and outstanding shares of common stock.  The Reporting Person owns 8,000,000 shares (representing 64.52%) of the issued and outstanding common stock of the Issuer.

(b)  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c)  Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Stock Purchase Agreement dated April 30, 2009, by and among Sholom Drizin, Yisroel Guttfreund and Yechezkel Klohr, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Stock Purchase Agreement dated April 30, 2009, by and among Sholom Drizin, Yisroel Guttfreund and Yechezkel Klohr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2009

By.	/s/ Sholom Drizin
Name:	Sholom Drizin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).